UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2025

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

60 Tower Rd., Waltham, MA 02451

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

On September 9, 2025, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension Initiates Review of Strategic Alternatives to Maximize Shareholder Value and Announces Executive Leadership Change”, a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

This Report on Form 6-K is incorporated by reference into the registration statements Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Nano Dimension Ltd. on September 9, 2025, titled “Nano Dimension Initiates Review of Strategic Alternatives to Maximize Shareholder Value and Announces Executive Leadership Change”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: September 9, 2025	By:	/s/ Assaf Zipori
	Name:	Assaf Zipori
	Title:	Chief Financial Officer

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